SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-31967

                           NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-K and Form 10-KSB    |_|  Form 11-K     |_|  Form 20-F
              |_| Form 10-Q and Form 10-QSB    |_|  Form N-SAR

            For Period Ended: December 31, 2002

       |_|  Transition Report on Form 10-K

       |_|  Transition Report on Form 20-F

       |_|  Transition Report on Form 11-K

       |_|  Transition Report on Form 10-Q

       |_|  Transition Report on Form N-SAR

            For the Transition Period Ended: _____________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

TRENWICK AMERICA CORPORATION
Full Name of Registrant

N/A
Former Name if Applicable

One Canterbury Green
Address of Principal Executive Office
(Street and Number)

Stamford, Connecticut 06901
City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The Annual Report on Form 10-K of Trenwick America Corporation (the "Company") could not be filed within the prescribed time period because management's time and attention during the past several months has been principally devoted to issues arising as a result of the significant deterioration in the financial condition of Trenwick Group Ltd. ("Trenwick"), the Company's parent, including efforts to restructure Trenwick's outstanding indebtedness, which has delayed the completion of the audit of the Company's financial statements for the year ended December 31, 2002. Trenwick's Annual Report on Form 10-K for the year ended December 31, 2002 was filed with the Securities and Exchange Commission on March 31, 2003.


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


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Alan L. Hunte                   (203) 353-5500
           ---------------------   --------------------------------------
                  (Name)               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Based on the ongoing developments described in Part III, the Company's parent, Trenwick, has been assessing its ability to continue as a going concern. The Company is assessing the effect of these developments on (i) its financial statements and (ii) its strategies going forward. The Company's financial results for the year ended December 31, 2002 will be significantly less favorable than for the year ended December 31, 2001.

                          TRENWICK AMERICA CORPORATION
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          TRENWICK AMERICA CORPORATION,
                                          as Registrant


Date: April 1, 2003                       By: /s/ Alan L. Hunte
                                              -----------------

                                              Name: Alan L. Hunte
                                              Title: Executive Vice President
                                                     and Chief Financial Officer


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